 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 4)

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Organogenesis Holdings Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

68621F102
(CUSIP Number)

Ben Silbert, Esq.
65 East 55th Street, 18th Floor
New York, NY 10022
(212) 593-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,048,691

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,048,691

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,048,691

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,048,691*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,048,691*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,048,691*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Includes shares beneficially owned by Avista Acquisition Corp.

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Partners (Offshore) IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,379,675

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,379,675

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,379,675

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,457,183

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,457,183

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,457,183

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Managing Member IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,836,858*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,836,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,836,858*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.64%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Includes shares beneficially owned by Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Partners IV GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,836,858*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,836,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,836,858*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.64%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Includes shares beneficially owned by Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Thompson Dean

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
29,885,549*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
29,885,549*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,885,549*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.46%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Includes shares owned by Avista Acquisition Corp., Avista Acquisition, LLC, Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
David Burgstahler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
29,885,549*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
29,885,549*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,885,549*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.46%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Includes shares owned by Avista Acquisition Corp., Avista Acquisition, LLC, Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D first filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2018 (as amended, the “Statement”), and is filed by Avista Acquisition Corp. (the “Sponsor”), Avista Acquisition, LLC (“Avista Acquisition”), Avista Capital Managing Member IV, LLC (“Avista MM”), Avista Capital Partners IV GP, L.P. (“Avista GP”), Avista Capital Partners (Offshore) IV, L.P. (“ACP Offshore”), Avista Capital Partners IV, L.P., (“ACP Onshore” and together with ACP Offshore, collectively the “PIPE Investors”), Thompson Dean, and David Burgstahler (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Organogenesis Holdings Inc. (the “Issuer” or the “Company”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is supplemented as follows:

The information set forth in Item 6 of this Amendment No. 4 is incorporated herein by reference.

ACP Offshore and ACP Onshore paid an aggregate purchase price of $6,924,404 and $6,961,730, respectively, based on the public offering price of $3.25 per share for the purchases of shares of Common Stock disclosed in Item 4 of this Amendment No. 4, all of which were funded through a line of credit with Bank of Montreal, which borrowings have been or will be paid down by equity contributions of the limited partners of the PIPE Investors.

Additionally, ACP Offshore and ACP Onshore paid an aggregate purchase price of $218,070.29 and $219,217.95, respectively (excluding brokerage commissions and fees), for the purchases of shares of Common Stock disclosed in Item 5(c) of this Amendment No. 4, all of which were funded through a line of credit with Bank of Montreal, which borrowings have been or will be paid down by equity contributions of the limited partners of the PIPE Investors.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is supplemented as follows:

The information set forth in Item 3, Item 5 and Item 6 of this Amendment No. 4 is incorporated herein by reference.

On November 17, 2020, the Company completed its underwritten public offering (the “November 2020 Offering”) of 17,500,000 shares of Common Stock at the public offering price of $3.25 per share.  ACP Offshore and ACP Onshore purchased 2,130,586 and 2,142,071 shares of Common Stock (the “November 2020 Offering Purchase”), respectively, at the public offering price of $3.25 per share. The shares of Common Stock reported in this Amendment No. 4 were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is supplemented as follows:

(a)   The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 4, as of November 18, 2020, are incorporated herein by reference.  As of November 18, 2020, the Reporting Persons may be deemed to beneficially own an aggregate of 29,885,549 shares of Common Stock, which constitutes approximately 23.46% of the Common Stock (based on 127,373,862 shares of Common Stock outstanding immediately following the November 2020 Offering, based on information provided by the Issuer (the “Outstanding Shares”).

Avista Acquisition and Sponsor may be deemed to beneficially own 1,048,691 shares of Common Stock, which represents approximately 0.82% of the Outstanding Shares.

ACP Offshore directly beneficially owns 14,379,675 shares of Common Stock, which represents approximately 11.29% of the Outstanding Shares.

ACP Onshore directly beneficially owns 14,457,183 shares of Common Stock, which represents approximately 11.35% of the Outstanding Shares.

Avista MM and Avista GP may be deemed to beneficially own 28,836,858 shares of Common Stock, which represents approximately 22.64% of the Outstanding Shares.

Messrs. Dean and Burgstahler may be deemed to beneficially own 29,885,549 shares of Common Stock, which represents approximately 23.46% of the Outstanding Shares.

Except as disclosed in this Item 5, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A to the Schedule 13D filed by the Reporting Persons on December 20, 2018 (the “Scheduled Persons”) beneficially owned any shares of Common Stock as of November 18, 2020.

By virtue of the relationships described in this Statement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Amendment No. 4 shall not be construed as an admission that a Reporting Person beneficially owns those shares held by another member of such group for purposes of Section 13(d) of the Exchange Act or for any other purpose. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)   The responses of each Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment No. 4 and (ii) Item 5(a) hereof, in each case, as of November 18, 2020, are incorporated herein by reference.

(c)   Except for the November 2020 Offering Purchase described in Item 4 of this Amendment No. 4 (which is incorporated herein by reference) and the market transactions effected in the Common Stock listed below, none of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transactions in Common Stock during the past 60 days.

Reporting Person	Date (M/D/Y)	Transaction	Number of Shares of Common Stock*	Price per Share*	Price Range*
ACP Offshore	11/17/2020	Purchase	24,935	$4.4481	$4.38	$4.50
ACP Onshore	11/17/2020	Purchase	25,065	$4.4481	$4.38	$4.50
ACP Offshore	11/18/2020	Purchase	22,631	$4.6833	$4.58	$4.75
ACP Onshore	11/18/2020	Purchase	22,747	$4.6833	$4.58	$4.75

*The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices.  The price per share reported represents the weighted average price (without regard to brokerage commissions).  The applicable Reporting Person undertakes to provide the staff of the Commission upon request, the number of shares executed by such Reporting Person at each separate price within the range.

To the Reporting Persons’ knowledge, none of the Scheduled Persons has effected transactions in the Common Stock during the period described above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 is incorporated herein by reference.

In connection with the November 2020 Offering, on November 12, 2020, the Company, the PIPE Investors and Avista Capital Holdings, L.P. (the “Avista Management”), an affiliate of the PIPE Investors, entered into a fee letter agreement (the “November 2020 Fee Letter Agreement”). Pursuant to the November 2020 Fee Letter Agreement, the Company agreed to pay Avista Management a fee of approximately $0.8 million in consideration for certain services rendered in connection with the purchase of Common Stock pursuant to the Offering, which amount equals the portion of the aggregate gross proceeds of the Offering Purchase multiplied by a rate equal to the rate of the underwriters’ discount or spread in the November 2020 Offering without giving effect to the November 2020 Offering Purchase.

The foregoing summary description of the November 2020 Fee Letter Agreement does not purport to be complete, and is qualified in its entirety by reference to the November 2020 Fee Letter Agreement, a copy of which is incorporated by reference into Exhibit 9 to this Amendment No. 4.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is supplemented as follows:

Exhibit No.	Description

9.
Fee Letter Agreement, dated November 12, 2020, by and among Organogenesis Holdings, Inc., Avista Capital Partners Fund IV L.P., Avista Capital Partners Fund IV (Offshore), L.P., and Avista Capital Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 18, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2020
AVISTA ACQUISITION CORP.

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition Corp.

AVISTA ACQUISITION, LLC

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition, LLC

AVISTA CAPITAL MANAGING MEMBER IV, LLC

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS (OFFSHORE) IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

THOMPSON DEAN
By: Benjamin Silbert, as Attorney-in-Fact

/s/ Benjamin Silbert

DAVID BURGSTAHLER
By: Benjamin Silbert, as Attorney-in-Fact

/s/ Benjamin Silbert